THE CONVERTIBLE NOTE, THE GUARANTEE AND THE SHARES TO BE DELIVERED UPON CONVERSION OR EXCHANGE OF THE CONVERTIBLE NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE CONVERTIBLE NOTE, THE GUARANTEE AND THE SHARES TO BE DELIVERED UPON CONVERSION OR EXCHANGE OF THE CONVERTIBLE NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF LEGAL COUNSEL EXPERIENCED IN SECURITIES LAW, THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT OR (II) UNLESS SOLD PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OF 1933.

IF THE HOLDER OF THIS CONVERTIBLE NOTE IS AN AFFILIATE OF THE ISSUER, ANY SALE OF THIS CONVERTIBLE NOTE BY SUCH HOLDER PURSUANT TO RULE 144 IS SUBJECT TO THE CONDITIONS APPLICABLE TO RESALE TRANSACTIONS BY AFFILIATES UNDER RULE 144.

THE PAYMENT AND PERFORMANCE OF THIS CONVERTIBLE NOTE IS SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN SUBSCRIPTION AGREEMENT ENTERED INTO AS OF APRIL 28[     ], 2009, BY THE HOLDER, ISSUER, PARENT AND THE OTHER PARTIES THERETO.

THE CTDC SHARES ISSUABLE UPON EXCHANGE OF THIS CONVERTIBLE NOTE WILL NOT BE ISSUED IF SUCH ISSUANCE WOULD RESULT IN A CHANGE OF CONTROL OF CTDC.

FORM OF CONVERTIBLE NOTE

CHINA GREEN HOLDINGS LTD.

US$ No. Date: May [ ], 2009

FOR VALUE RECEIVED, the undersigned, China Green Holdings Ltd., a company incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of CGIG, (the “Issuer”), hereby unconditionally promises to pay to      , or its transferee (the “Holder”), the principal sum of US$     , together with accrued and unpaid interest thereon, as provided herein, from the date set forth above until fully paid (the “Indebtedness”). This Convertible Note (the “Note”) will become due and payable on the Maturity Date (as defined below).

1. DEFINITIONS. When used in this Note, the following terms shall have the respective meanings specified herein or in the section referred to:

“Automatic Exchange” has the meaning specified in Section 5(d) hereof.

“Automatic Exchange Date” has the meaning specified in Section 5(d) hereof.

“Business Day” means any weekday that is not a day on which banking institutions in the City of New York or Hong Kong are authorized or obligated to close.

“CGHL Conversion Ratio” has the meaning specified in Section 5(a) hereof.

“CGHL Shares” means the ordinary shares, par value $1.00 per share, of Issuer, any successor class or classes of common equity (however designated) of Issuer into or for which such CGHL Shares may hereafter be converted, exchanged, or reclassified and any class or classes of common equity (however designated) of Issuer which may be distributed or issued with respect to such CGHL Shares or successor class or classes to holders thereof generally.

“CGIG” means China Green Industry Group Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned subsidiary of Parent.

“Change of Control” means any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act becoming the “beneficial owner” (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of a majority of the total voting power of the Voting Stock of Parent.

“Closing Date” means May [     ], 2009.

“Conversion Amount” has the meaning specified in Section 5(a) hereof.

“Conversion Period” means the period commencing from the one year anniversary of the Closing Date up to and including one Business Day immediately preceding the Maturity Date.

“CTDC Exchange Price” means (a) US$3.01, if the Current Market Price per CTDC Share at the Optional Exchange Date or Automatic Exchange Date, as applicable, is equal to or above US$3.01, or (b) the Current Market Price, if the Current Market Price per CTDC Share at the Optional Exchange Date is below US$3.01 but above US$2.01, or (c) US$2.01, if the Current Market Price per CTDC Share at the Optional Exchange Date is equal to or below US$2.01, in each case as adjusted as set forth herein.

“CTDC Shares” means the shares of common stock of CTDC, par value US$0.01 each, which are listed on NASDAQ.

“Current Market Price” means (a) when used with respect to the CTDC Shares, the 30 trading day volume weighted average closing price per CTDC Share on NASDAQ (or, if the CTDC shares are not listed on NASDAQ, on the primary stock exchange or interdealer quotation system on which the CTDC shares are listed or quoted) immediately before the Optional Exchange Date or Automatic Exchange Date, with respect to Section 5 hereof, and the relevant date with respect to Section 6 hereof, or (b) when used with respect to the CGHL Shares, the fair market value (as agreed to by the board of directors of the Issuer and the Holder or, in the absence of such agreement, as determined by an independent appraiser mutually acceptable to the board of directors of the Issuer and the Holder; provided that for purposes of this definition, the fair market value of CGHL shares shall be determined on a going concern basis without a minority or illiquidity discount) of CGHL Shares immediately before the Optional Conversion Date, with respect to Section 5 hereof, and the relevant date with respect to Section 6 hereof.

“Distributed Property” has the meaning specified in Section 6(e) hereof.

“Event Of Default” has the meaning specified in Section 3 hereof.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Amount” has the meaning specified in Section 5(a) hereof.

“Guarantee” means that certain Guarantee, dated as of the Closing Date, provided by Parent in favor of the Holder.

“Holder” has the meaning specified in the first paragraph hereof.

“Indebtedness” has the meaning specified in the first paragraph hereof.

“Interest Rate” means the Hong Kong Prime Rate, as published from time to time by HSBC, provided that the Interest Rate shall not be less than 5% per annum.

“Issuer” has the meaning specified in the first paragraph hereof.

“Material Adverse Effect” means a material adverse effect (financial or otherwise) on the business, property, prospects, operations, condition, assets or liabilities of Parent and its subsidiaries (including the Issuer) taken as a whole or the ability of Parent and its subsidiaries to perform their respective obligations under this Note, the Guarantee, the Subscription Agreement and the Registration Rights Agreement.

“Maturity Date” means the third anniversary of the Closing Date, or May [     ], 2012.

“NASDAQ” means the NASDAQ Capital Market.

“Note” has the meaning specified in the first paragraph hereof.

“Notice of Optional Conversion” has the meaning specified in Section 5(b) hereof.

“Notice of Optional Exchange” has the meaning specified in Section 5(b) hereof.

“Optional Conversion” has the meaning specified in Section 5(a) hereof.

“Optional Conversion Date” has the meaning specified in Section 5(b) hereof.

“Optional Exchange” has the meaning specified in Section 5(a) hereof.

“Optional Exchange Date” has the meaning specified in Section 5(b) hereof.

“Parent” or “CTDC” or “Guarantor” means China Technology Development Group Corporation (IBC No. 161076), a company incorporated under the laws of the British Virgin Islands, whose common stock is listed on NASDAQ.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

“Registration Rights Agreement” means that certain Registration Rights Agreement, attached as Exhibit E to the Subscription Agreement, dated as of the Closing Date, between the Holder and Parent, and all modifications, amendments, substitutions, and replacements thereof.

“Regulation S” means Regulation S under the Securities Act.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Act Legend” means the legend in Section 7(a) hereof.

“Securities and Exchange Commission” means the United States Securities and Exchange Commission and any successor entity thereof.

“Subscription Agreement” means the Subscription Agreement, relating to the issuance, sale, purchase and subscription for the Note, dated April 28, 2009, executed by the Issuer, Parent, CGIG and the Holder.

“Subsidiary” means, with respect to any Person of which more than fifty percent (50%) of the voting power of the issued and outstanding Voting Stock is owned or controlled, directly or indirectly, by any other corporation, association or other business entity and one or more other Subsidiaries of such Person, and with respect to the Issuer, any other Person that the Issuer controls.

“U.S. dollar” or “US$” means the lawful currency of the United States of America.

“U.S. Person” has the meaning assigned to such term in Regulation S.

“Voting Stock” means with respect to any Person, capital stock of any class or kind or partnership or membership interests ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

2. PAYMENT OF PRINCIPAL AND INTEREST.

(a) PAYMENT OF PRINCIPAL AMOUNT. The Issuer shall pay to the Holder the outstanding principal amount on the Maturity Date.

(b) PAYMENT OF INTEREST. Issuer further promises to pay interest on the principal amount of the Note outstanding from time to time on each anniversary of the Closing Date; provided, however, that, in the event that the principal amount of the Note is converted into CGHL Shares or exchanged for CTDC Shares pursuant to Section 5 below, Issuer shall pay accrued and unpaid interest on the principal amount of the Note at the time of such conversion or exchange based on the number of days elapsed since the preceeding anniversary of the Closing Date. In the event of the conversion or exchange of a portion of the principal amount of this Note pursuant to Section 5, (x) Issuer shall pay accrued and unpaid interest on the converted or exchanged portion of the principal amount at the time of such conversion or exchange and (y) interest shall continue to accrue on the unconverted or unexchanged portion of the principal amount of this Note. Simple interest on the Note shall accrue at an annual rate equal to the Interest Rate.

(c) PREPAYMENT. At any time after the one-year anniversary of the Closing Date, upon ninety (90) days’ prior written notice to the Holder, the Issuer may prepay this Note in whole or in part, together with accrued and unpaid interest thereon, without premium or penalty. In the event of the prepayment of a portion of the principal amount of this Note, (x) Issuer shall pay accrued and unpaid interest on the principal amount of this Note to be prepaid at the time of such prepayment and (y) interest shall continue to accrue on the portion of the principal amount of this Note that remains outstanding after such prepayment. Any notice of prepayment given by the Issuer (i) shall be irrevocable without the consent of the Holder and (ii) shall not in any way limit or restrict the Holder’s right to convert or exchange all or a portion of the principal amount of this Note pursuant to Section 5 prior to such prepayment.

(d) PUT RIGHT. The Holder shall have the right to cause the Issuer to redeem the Note, by delivering written notice to the Issuer, if (i) the Issuer or Parent does not obtain all relevant governmental approvals for the solar power station project and furnish written evidence thereof to the Holder before the one-year anniversary of the Closing Date and (ii) a Notice of Optional Conversion or Notice of Optional Exchange has not been provided by the Holder to the Issuer and an Automatic Exchange has not been triggered. Within thirty (30) days after receipt of such written notice, the Issuer shall repay to the Holder the principal amount of the Note plus accrued and unpaid interest thereon.

(e) MANNER OF PAYMENT. All payments hereunder shall be made by the Company in U.S. dollars in immediately available funds. All such payments shall be made by wire transfer, in accordance with details for wire transfer to be provided by the Holder. The Issuer shall bear all costs and fees relating to the performance of such payments. Should the principal of, or interest on, this Note become due and payable on any day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day.

3. EVENTS OF DEFAULT AND REMEDIES.

(a) EVENTS OF DEFAULT. An “Event of Default” shall occur if:

(i) the Issuer defaults in the payment of any principal or interest when due and payable;

(ii) the Issuer fails to deliver the CGHL Shares or CTDC Shares when required to be delivered upon conversion or exchange of the Note, as applicable;

(iii) the Issuer or Guarantor becomes subject to any judgment or judgments for the payment of money in an aggregate amount in excess of US$5.0 million (or its foreign currency equivalent at the time) and that shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect;

(iv) a court having jurisdiction enters (A) a decree or order for relief in respect of the Issuer or Guarantor in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Issuer or Guarantor bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer or Guarantor under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or Guarantor or of any substantial part of their property, or ordering the winding-up or liquidation of their affairs, and in each case such decree or order remains unstayed and in effect for 60 consecutive days; or

(v) the Issuer or Guarantor commences a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by the Issuer or Guarantor to either the entry of a decree or order for relief in respect of the Issuer or Guarantor in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Issuer or Guarantor, or the filing by the Issuer or Guarantor of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by the Issuer or Guarantor to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or Guarantor or of any substantial part of its or any of their property, or the making by the Issuer or Guarantor of an assignment for the benefit of creditors, or the admission by the Issuer or Guarantor in writing of its inability to pay its debts generally as they become due, or the authorization of any such action by the respective board of directors of the Issuer or Guarantor.

(b) REMEDIES. Upon the occurrence of any Event of Default hereunder, the Holder hereof may, at its option, (i) declare the entire amount of Indebtedness to be immediately due and payable without presentment or notice of any kind, which Issuer irrevocably waives, and/or (ii) pursue and enforce any of Holder’s rights and remedies available pursuant to applicable law.

4. COVENANTS.

Until payment in full of the Indebtedness, Issuer and Guarantor agree and covenant to:

(a) furnish to Holder, immediately upon becoming aware of the existence of any condition or event constituting an Event of Default or event which, with the lapse of time and/or giving of notice would constitute an Event of Default, written notice specifying the nature and period of existence thereof and any action which Issuer is taking or proposes to take with respect thereto;

(b) promptly notify Holder of: (i) any Material Adverse Effect; (ii) any default under any material agreement, contract, or other instrument to which the Issuer or Parent is a party or by which any of their respective properties are bound, or any acceleration of any maturity of any indebtedness owing by the Issuer or Parent, in each case where the result is expected to have a Material Adverse Effect; and (iii) any litigation, or any claim or controversy which might become the subject of litigation, against the Issuer or Parent or affecting the Issuer’s or Parent’s property, if such litigation or potential litigation might, in the event of an unfavorable outcome, be material to the Issuer or Guarantor or might cause an Event of Default;

(c) promptly furnish to Holder, at Holder’s request, such financial or other information concerning the business, assets, liabilities, operations, and transactions of the Issuer or Guarantor as Holder may from time to time reasonably request including audit reports, registration statements, or other reports or notices provided to stockholders of Issuer or Guarantor or filed with the Securities and Exchange Commission;

(d) pay and discharge all taxes, assessments, and governmental charges or levies imposed before such amounts become delinquent, other than such amounts that would not result in a Material Adverse Effect or amounts that are being contested in good faith; and

(e) not declare, set aside, make or pay any dividend or other distribution (other than in-kind dividends) with respect to any of its capital stock.

5. CONVERSION OR EXCHANGE.

(a) OPTIONAL CONVERSION OR OPTIONAL EXCHANGE. During the Conversion Period, at any time while any portion of the principal under this Note is outstanding, the Holder shall have the right, at the Holder’s option, to either (i) convert (an “Optional Conversion”) all or any portion of the principal under this Note (the “Conversion Amount”) into one (1) CGHL Share for each US$22,222 of principal amount outstanding under the Note (the “CGHL Conversion Ratio“); or (ii) exchange (an “Optional Exchange”) all or any portion of the principal under this Note (the “Exchange Amount”) for CTDC Shares at the CTDC Exchange Price. The CGHL Conversion Ratio and CTDC Exchange Price shall be subject to adjustment from time to time pursuant to Section 6 hereof. For clarification purposes, the CGHL Shares delivered to Holder in connection with any conversion of this Note shall be outstanding CGHL Shares held by CGIG (and not newly issued CGHL Shares). If the Holder elects to convert a portion of the principal outstanding under this Note into CGHL Shares, then such Holder may not exchange any remaining portion of the principal outstanding under this Note for CTDC Shares. If the Holder elects to exchange a portion of the principal outstanding under this Note for CTDC Shares, then such Holder may not convert any remaining portion of the principal outstanding under this Note into CGHL shares.

  (b) EFFECT AND PROCEDURE OF OPTIONAL CONVERSION OR OPTIONAL EXCHANGE. An Optional Conversion or Optional Exchange shall occur pursuant to the terms of this Note by Holder’s delivery to Issuer at its principal office of either a signed and completed notice of Optional Conversion identifying the Conversion Amount (a “Notice of Optional Conversion”) or a notice of Optional Exchange identifying the Exchange Amount (a “Notice of Optional Exchange”) (by facsimile or other reasonable means of communication) substantially in the form set forth in Attachment A or Attachment B hereto, accompanied by (i) delivery of this Note; (ii) any appropriate endorsements and transfer documents; and (iii) payment of any tax or duty which may be payable in respect of any transfer involving the issue or delivery of shares in the name of a Person other than a Holder of the Note. The date on which the Holder satisfies all of those requirements with respect to a Notice of Optional Conversion is the “Optional Conversion Date,” and with respect to a Notice of Optional Exchange is the “Optional Exchange Date”; provided, however, that if the Holder specifies in the Notice of Optional Conversion or Notice of Optional Exchange that such conversion or exchange shall be contingent upon the occurrence of a material event or transaction in which the Issuer or an affiliate of the Issuer is a party (including any event or transaction with respect to which the Issuer is required to give notice to the holder pursuant to Section 6(f)), the Optional Conversion Date or Optional Exchange Date shall be the date on which such event occurs or such transaction is completed. The Holder may not withdraw a Notice of Optional Conversion or Notice of Optional Exchange that has been provided to the Issuer.

The Holder and Issuer shall maintain records showing the principal and accrued and unpaid interest under the Note so converted or exchanged and the dates of such conversions or exchange.

Upon receipt of (i) any Notice of Optional Conversion, the Note and other documents specified above, the Issuer shall, within sixty (60) days of the Optional Conversion Date, deliver, and Parent shall cause CGIG to transfer, to such Holder at the address designated by such Holder (w) a certificate for the number of CGHL Shares the Holder shall be entitled to receive upon such Optional Conversion (bearing such legends as are required by applicable state and federal securities laws), (x) accrued and unpaid interest on the converted portion of the principal amount of this Note, (y) cash in lieu of fractional CGHL Shares in accordance with Section 5(f) and (z) in the event of the conversion of a portion of the principal amount of this Note, a new Note (with identical terms) in the unexchanged or unconverted principal amount in accordance with Section 5(c); or (ii) any Notice of Optional Exchange, the Note, and other documents specified above, the Parent shall, within sixty (60) days of the Optional Exchange Date, issue and deliver to such Holder at the address designated by such Holder (w) a certificate for the number of CTDC Shares the Holder shall be entitled to receive upon such Optional Exchange (bearing such legends as are required by applicable state and federal securities laws), (x) accrued and unpaid interest on the exchanged portion of the principal amount of this Note, (y) cash in lieu of fractional CTDC Shares in accordance with Section 5(f) and (z) in the event of the exchange of a portion of the principal amount of this Note, a new Note (with identical terms) in the unexchanged or unconverted principal amount in accordance with Section 5(c). The person or persons entitled to receive the CGHL Shares transferable upon such Optional Conversion or the CTDC Shares issuable upon such Optional Exchange shall be treated for all purposes as the record holder or holders of such shares as of the Optional Conversion Date or Optional Exchange Date, as applicable (or on the next succeeding Business Day in the event that the transfer books of the Issuer or Parent, as applicable, are closed on the relevant Optional Conversion Date or Optional Exchange Date). Upon Optional Conversion or Optional Exchange of all or a portion of this Note, and delivery to the Holder of the full number of CGHL Shares or CTDC Shares, as applicable, into which the Note is convertible or exchangeable, together with any cash payment for any fractional shares and accrued and unpaid interest and, in the event of a partial conversion or exchange, a new Note for the balance of unconverted or unexchanged principal amount, this Note shall terminate and Issuer and Parent will be forever released from their obligations under this Note and, solely with respect to this Note, the Guarantee and to pay the relevant portion of the principal being converted or exchanged, and such person shall no longer be a Holder of such Note.

(c) DELIVERY OF NEW NOTE. Upon surrender of a Note that is converted or exchanged in part, the Issuer shall execute and deliver to the Holder a new Note equal in principal amount of the unconverted or not exchanged, as applicable, portion of the Note surrendered, representing in the aggregate the remaining unpaid principal and any unpaid and accrued interest of the Note.

(d) AUTOMATIC EXCHANGE. Subject to the provisions of Section 5(h), all (but not less than all) of the principal of this Note shall be automatically exchanged for CTDC Shares at the CTDC Exchange Price (an “Automatic Exchange”), if, at any time during the Conversion Period, the Current Market Price of the CTDC Shares listed on NASDAQ is at or above US$8.00 per CTDC Share (subject to appropriate adjustment for share splits, stock dividends, combination and other recapitalizations). The date of any such automatic conversion is referred to herein as the “Automatic Exchange Date.” Upon the written request of the Issuer following an Automatic Exchange, the Holder shall surrender this Note to the Issuer for cancellation.

(e) EFFECT AND PROCEDURE OF AUTOMATIC EXCHANGE. Upon an Automatic Exchange, the Parent shall, within five (5) Business Days of the Automatic Exchange Date, issue and deliver to such Holder at the address designated by such Holder (x) a certificate for the number of CTDC Shares the Holder shall be entitled to receive upon such Automatic Exchange (bearing such legends as are required by applicable state and federal securities laws), (x) accrued and unpaid interest on the principal amount of this Note and (z) cash in lieu of fractional CTDC Shares in accordance with Section 5(f). The person or persons entitled to receive the CTDC Shares issuable upon such Automatic Exchange shall be treated for all purposes as the record holder or holders of such shares as of the Automatic Exchange Date (or on the next succeeding Business Day in the event that the transfer books of the Issuer or Parent, as applicable, are closed on the Automatic Exchange Date). Upon Automatic Exchange of this Note, and delivery to the Holder of the full number of CTDC Shares into which the Note is exchangeable, together with any cash payment for any fractional shares and accrued interest, this Note shall terminate and Issuer and Parent will be forever released from their obligations under this Note and, solely with respect to this Note, the Guarantee and to pay the principal hereof, and such person shall no longer be a Holder of such Note.

(f) NO FRACTIONAL SHARES. No fractional shares shall be issued upon any conversion or exchange of this Note. In lieu of any fractional CGHL Share or CTDC Share to which Holder would otherwise be entitled, Issuer shall deliver to Holder an amount in cash equal to such fraction multiplied by the Current Market Price of a CGHL Share or CTDC Share, as applicable.

(g) TAXES ON CONVERSION OR EXCHANGE. If a Holder converts or exchanges a Note in whole or in part, the Issuer shall pay any documentary, stamp or similar issue or transfer taxes or duties relating to the issuance or delivery of CGHL Shares or CTDC Shares upon exercise of such conversion or exchange rights, provided that the Holder shall pay any tax or duty which may be payable relating solely to any transfer involving the issuance or delivery of CGHL Shares or CTDC Shares in a name other than the Holder’s name.

(h) CHANGE OF CONTROL. Notwithstanding the other provisions of this Section 5, Parent will not issue any CTDC Shares in respect of the Optional Exchange or Automatic Exchange of any Note when the number of shares to be issued upon such exchange, when added to the Holder’s beneficial ownership of other CTDC Shares, would result in a Change of Control.

6. CONVERSION PRICE ADJUSTMENTS.

The CGHL Conversion Ratio and the CTDC Exchange Price shall be adjusted from time to time as set out in this Section 6. For the avoidance of doubt, no adjustment shall be made pursuant to this Section 6 for the exercise by any Holder of its conversion or exchange rights.

(a) ADJUSTMENT FOR DIVIDENDS, DISTRIBUTIONS, STOCK SPLITS OR COMBINATIONS. If at any time after the date hereof and while this Note remains outstanding and in the event of: (i) the payment of dividends or distributions on any of Issuer’s capital stock or Parent’s capital stock payable in CGHL Shares or CTDC Shares or securities convertible into or exercisable for either CGHL Shares or CTDC Shares; (ii) the subdivision of Issuer’s or Parent’s outstanding CGHL Shares or CTDC Shares into a greater number of shares; or (iii) the combination of Issuer’s or Parent’s outstanding CGHL Shares or CTDC Shares, by reclassification or otherwise; then the CGHL Conversion Ratio or the CTDC Exchange Price, as applicable, shall be adjusted based on the following formulas:

For an adjustment to the CGHL Conversion Ratio:

New CR(EP)=CR(EP)0 x	OS1 — OS0

For an adjustment to the CTDC Exchange Price:

New CR(EP)=CR(EP)0 x	OS0 — OS1

where

CR(EP)0	=	the CGHL Conversion Ratio or CTDC Exchange Price, as
applicable, in effect immediately prior to the close
of business on the record date for such dividend or
distribution, or effective date of such share split
or combination, as applicable;
New CR(EP)	=	the CGHL Conversion Ratio or CTDC Exchange Price, as
applicable, in effect immediately prior to 9:00
a.m., New York City time, on the Business Day
following (i) the record date ,in the case of a
dividend or distribution, or (ii) the effective
date, as applicable;
OS0	=	the number of CGHL Shares or CTDC Shares, as applicable, outstanding immediately prior to the close of business on the record date or effective date, as applicable; and
OS1	=	the number of CGHL Shares or CTDC Shares, as
applicable, (i) in the case of a dividend or
distribution, that will be outstanding after giving
effect to such dividend or distribution or (ii)
outstanding immediately after such effective date.

Such adjustment shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such dividend or distribution or the effective date of such share split or share combination. The Issuer or Parent will not pay any dividend or make any distribution on CGHL Shares or CTDC Shares, as applicable, held in treasury by the Issuer or Parent. If any dividend or distribution of the type described in this Section 6(a) is declared but not so paid or made, or the outstanding CGHL Shares or CTDC Shares, as applicable, are not split or combined, as the case may be, the CGHL Conversion Ratio or CTDC Exchange Rate, as applicable, shall again be adjusted to the CGHL Conversion Ratio or CTDC Exchange Price, as applicable, which would then be in effect if such dividend, distribution, share split or share combination had not been declared.

(b) NOTICE OF ADJUSTMENT. Upon any adjustment of the CGHL Conversion Ratio or CTDC Exchange Price, Issuer shall give written notice thereof within ten (10) days, by first-class mail, postage prepaid, addressed to Holder as shown on Issuer’s books, which notice shall state the adjusted CGHL Conversion Ratio or CTDC Exchange Price and set forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

(c) EFFECT OF REORGANIZATION, RECLASSIFICATION, MERGER, ETC. If (i) at any time after the date hereof and while this Note remains outstanding, Issuer or Parent: (A) reclassifies or reorganizes its capital stock (other than by the issuance of CGHL Shares or CTDC Shares or subdivision of outstanding CGHL Shares or CTDC Shares, and other than by a share combination, as provided for in Section 6(a)); (B) consolidates or merges with another corporation, (C) sells, conveys, leases or otherwise transfers all or substantially all of its property and assets to any other corporation or entity, and (ii) such transaction is effected in a manner such that the holders of CGHL Shares or CTDC Shares shall be entitled to receive cash, stock, securities, ownership interest, other property or assets with respect to or in exchange for CGHL Shares or CTDC Shares; then, as a part of such transaction, a lawful provision shall be made so that Holder shall have the right thereafter to receive, upon conversion or exchange of this Note, the number of shares of stock, ownership interests, or other securities or property of the Issuer or Parent or of the successor corporation or entity resulting from such transaction, or of the corporation or entity to which the Issuer or Parent property has been sold, conveyed, leased or otherwise transferred, as the case may be, which Holder would have been entitled to receive upon transaction if this Note had been converted or exchanged immediately prior thereto. In any such case, appropriate adjustments shall be made in the application of the provisions set forth in this Note (including an adjustment to the CGHL Conversion Ratio or CTDC Exchange Price) so that the provisions set forth herein shall thereafter be applicable, as near as reasonably may be, in relation to any shares, ownership interests, or other property thereafter deliverable upon the conversion or exchange of this Note as if the Note had been converted or exchanged immediately prior to such transaction and Holder had participated in such transaction as a holder of CGHL Shares or CTDC Shares, as applicable. The Issuer or Parent shall not effect any such capital reorganization, consolidation, merger or transfer unless, upon or prior to the consummation thereof, the successor corporation(s) or entity(ies) to which Issuer or Parent property has been sold, conveyed, leased or otherwise transferred shall assume by written instrument the indebtedness represented by this Note and the obligation to deliver to Holder such shares of stock, ownership interests, securities, cash, or property which Holder is entitled to receive under the foregoing provisions of this Section 6(c).

(d) SUBSEQUENT ISSUANCE OR SALE OF CGHL SHARES OR CTDC SHARES OR OPTIONS, RIGHTS, WARRANTS OR OTHER CONVERTIBLE OR EXCHANGEABLE SECURITIES.

(i) In the event Parent shall issue, after the date hereof and while this Note remains outstanding, (A) any additional CTDC Shares or other class of the Parent’s capital stock or (B) options, rights, warrants or other securities that can, by their terms, be converted or exchangeable into, or exercisable for, CTDC Shares or other classes of Parent’s common stock (excluding stock options granted to directors, employees and consultants) at a price per share less than the applicable CTDC Exchange Price on the date of such issuance, the CTDC Exchange Price shall be adjusted based on the following formula:

For an adjustment to the CTDC Exchange Price:

New CR(EP)=CR(EP)0 x	OS0 + Y — OS0 + X

where

CR(EP)0	=	the CTDC Exchange Price in effect immediately prior to the close of business on the record date for such issuance;
New CR(EP)	=	the CTDC Exchange Price in effect immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such issuance;
OS0	=	the number of CTDC Shares outstanding immediately prior to the close of business on the record date for such issuance;

X	=	the total number of CTDC Shares issued or issuable pursuant to such options, rights, or warrants or convertible securities; and
the number of CTDC Shares equal to the quotient of the applicable subsequent issue price (as defined below) multiplied by the total number of CTDC Shares issued or issuable pursuant to such options, rights, or warrants or convertible securities divided by the CTDC Exchange Price. The formula for Y is as follows:
Y	=	Y = P x X — CR(EP)0
the subsequent issue price, which is with respect to a subsequent issuance of:
P	=	(i) new CTDC Shares, is the issue price of such shares;
(ii) options, warrants or rights, is the exercise or strike price of such options, warrants or rights; or
(iii) convertible or exchangeable securities, is the conversion price or exchange price of such convertible or exchangeable security.

(ii) In the event Issuer shall issue, after the date hereof and while this Note remains outstanding, (A) any additional CGHL Shares or other class of the Issuer’s ordinary shares or (B) options, rights, warrants or other securities that can, by their terms, be converted or exchangeable into, or exercisable for, CGHL Shares or other classes of Issuer’s ordinary shares (excluding stock options granted to directors, employees and consultants) at a price per share less than the inverse of the CGHL Conversion Ratio on the date of such issuance, the CGHL Conversion Ratio shall be adjusted based on the following formula:

For an adjustment to the CGHL Conversion Ratio:

New CR(EP)=CR(EP)0 x	OS0 + X — OS0 + Y

where

CR(EP)0	=	the CGHL Conversion Ratio in effect immediately prior to the close of business on the record date for such issuance;
New CR(EP)	=	the CGHL Conversion Ratio in effect immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such issuance;
OS0	=	the number of CGHL Shares outstanding immediately prior to the close of business on the record date for such issuance;

X	=	the total number of CGHL Shares issued or issuable pursuant to such options, rights, or warrants or convertible securities; and
the number of CGHL Shares equal to the quotient of the applicable subsequent issue price (as defined below) multiplied by the total number of CGHL Shares issued or issuable pursuant to such options, rights, or warrants or convertible securities divided by the inverse of the CGHL Conversion Ratio.
The formula for Y is as follows:
Y	=	Y = P x X — inverse of the CGHL Conversion Ratio
the subsequent issue price, which is with respect to a subsequent issuance of:
P	=	(i) new CGHL Shares, is the issue price of such shares;
(ii) options, warrants or rights, is the exercise or strike price of such options, warrants or rights; or
(iii) convertible or exchangeable securities, is the conversion price or exchange price of such convertible or exchangeable security.

(iii) Such adjustment in (i) and (ii) above shall be successively made whenever any such rights or warrants are issued and shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such issuance. To the extent that CGHL Shares or CDTC Shares, as applicable, are not delivered pursuant to such rights or warrants upon the expiration or termination of such rights or warrants, the CGHL Conversion Ratio or the CTDC Exchange Price, as applicable, shall be readjusted to the CGHL Conversion Ratio or the CTDC Exchange Price, as applicable, which would then be in effect had the adjustments made upon the issuance of such options, rights, warrants or convertible securities been made on the basis of the delivery of only the number of CGHL Shares or CDTC Shares, as applicable, actually delivered. In the event that such options, rights, warrants or convertible securities are not so issued, the CGHL Conversion Ratio or the CTDC Exchange Price, as applicable, shall again be adjusted to be the CGHL Conversion Ratio or the CTDC Exchange Price, as applicable, which would then be in effect if the announcement or notice with respect to such options, rights, warrants or convertible securities had not been made.

In determining whether any options, rights, warrants or convertible securities entitle the Holder to subscribe for or purchase CDTC Shares or CGHL Shares, as applicable, at less than the applicable CTDC Exchange Price or the inverse of the CGHL Conversion Ratio on the date of such issuance, and in determining the aggregate price payable to exercise or convert such options, rights, warrants or convertible securities, there shall be taken into account any consideration received by the Issuer or Parent for such options, rights, warrants or convertible securities and any amount payable on exercise thereof, the value of such consideration, if other than cash, as agreed to by the board of directors of the Issuer and the Holder or, in the absence of such agreement, as determined by an independent appraiser mutually acceptable to the board of directors of the Issuer and the Holder.

(e) ADJUSTMENTS FOR DISTRIBUTION OF NON-CASH ASSETS. If at any time after the date hereof and while this Note remains outstanding, the Issuer or Parent shall, by dividend or otherwise, distribute to all or substantially all holders of CGHL Shares or CTDC Shares (other than pursuant to a distribution covered by Section 6(a)), evidences of its indebtedness or other non-cash assets (including shares of capital stock or similar equity interest in or relating to a subsidiary or other business unit), or rights or warrants, but excluding dividends, distributions and rights or warrants covered by Section 6(a) or Section 6(b) (in each case pursuant to which an adjustment is made) (any of such shares of capital stock, indebtedness, or other assets or property hereinafter in this Section 6(e) called the “Distributed Property ”), then, in each such case the CGHL Conversion Ratio or CTDC Exchange Price, as applicable, shall be adjusted based on the following formula:

For an adjustment to the CGHL Conversion Ratio:

New CR(EP)=CR(EP)0 x	SP0 — SP0 - FMV

For an adjustment to the CTDC Exchange Price:

New CR(EP)=CR(EP)0 x	SP0 - FMV SP0

where

CR(EP)0	=	the CGHL Conversion Ratio or CTDC Exchange Rate, as applicable, in effect immediately prior to the close of business on the record date for such distribution;
New CR(EP)	=	the CGHL Conversion Ratio or CTDC Exchange Rate, as applicable, in effect immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such distribution;
SP0	=	the Current Market Price of a CGHL Share or CTDC Share, as applicable, immediately preceding the close of business on the record date for such distribution; and
FMV	=	the fair market value (as agreed to by the board of
directors of the Issuer and the Holder or, in the
absence of such agreement, as determined by an
independent appraiser mutually acceptable to the
board of directors of the Issuer and the Holder;
provided that the FMV shall not be greater than or
equal to the SP0) of the portion of
Distributed Property with respect to each
outstanding CGHL Share or CTDC Share, as applicable,
on the record date for such distribution.

Such adjustment shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such distribution. If such dividend or distribution is not so paid or made, the CGHL Conversion Ratio or CTDC Exchange Rate, as applicable, shall again be adjusted to be the CGHL Conversion Ratio or CTDC Exchange Rate, as applicable, that would then be in effect if such record date had not been fixed.

(f) NOTICE TO HOLDER PRIOR TO CERTAIN ACTIONS. In the event that:

(i) Issuer or Parent shall declare or authorize any event which could result in an adjustment in the CGHL Conversion Ratio or CTDC Exchange Price under Section 6; or

(ii) Issuer or Parent shall authorize the combination, consolidation or merger of Issuer or Parent for which approval of any stockholders of Issuer or Parent is required, the sale or transfer of all or substantially all of the assets of Issuer or Parent or the voluntary or involuntary dissolution, liquidation or winding-up of Issuer or Parent in whole or in part;

then, in each such case, Issuer or Parent shall give or cause to be given to Holder, as promptly as possible but in any event at least ninety (90) days prior to the record date for any such event (or the date of the event if there is no record date), a notice stating the date on which a record is to be taken for the purpose of determining the holders of outstanding CGHL Shares or CTDC Shares entitled to participate in such event, the date on which such event is expected to become effective or occur and the date on which it is expected that holders of outstanding CGHL Shares or CTDC Shares of record shall be entitled to surrender their shares, or receive any items, in connection with such event.

(g) NO IMPAIRMENT. Neither the Issuer nor Parent will, by amendment of its organizational documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by them, but will at all times in good faith assist in carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion and exchange rights of the Holder of this Note against impairment.

7. TRANSFER RESTRICTIONS

(a) Each Note shall bear the following legend (the “Securities Act Legend”), unless such Note has been sold pursuant to (i) a registration statement that has been declared effective under the Securities Act or (ii) Regulation S under the Securities Act:

THE CONVERTIBLE NOTE, THE GUARANTEE AND THE SHARES TO BE DELIVERED UPON CONVERSION OR EXCHANGE OF THE CONVERTIBLE NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE CONVERTIBLE NOTE, THE GUARANTEE AND THE SHARES TO BE DELIVERED UPON CONVERSION OR EXCHANGE OF THE CONVERTIBLE NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF LEGAL COUNSEL EXPERIENCED IN SECURITIES LAW THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT OR (II) UNLESS SOLD PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OF 1933.

IF THE HOLDER OF THIS CONVERTIBLE NOTE IS AN AFFILIATE OF THE ISSUER, ANY SALE OF THIS CONVERTIBLE NOTE BY SUCH HOLDER PURSUANT TO RULE 144 IS SUBJECT TO THE CONDITIONS APPLICABLE TO RESALE TRANSACTIONS BY AFFILIATES UNDER RULE 144.

(b) ADDITIONAL PROVISIONS. Unless and until the Securities Act Legend is removed from the Note pursuant to Section 7(c) below, the following additional provisions shall apply to the proposed transfer of the Note:

(i) TRANSFER TO NON-U.S. PERSONS. The Issuer shall register the transfer of any Note containing the Securities Act Legend upon receipt from the transferor of a transfer notice in substantially the form of Attachment C;

(ii) TRANSFER BY AFFILIATE. If the Holder of this Note is an affiliate (as defined in Rule 405 of the Securities Act) of the Issuer, the Holder shall be deemed to acknowledge that any sale of this Note by such Holder pursuant to Rule 144 under the Securities Act is subject to the conditions applicable to resale transactions by affiliates pursuant to Rule 144 under the Securities Act; and

(iii) SECURITIES ACT LEGEND. Upon registration of transfer of the Note bearing the Securities Act Legend, the Issuer shall deliver a Note that bear the Securities Act Legend, subject to the provisions of Section 7(c).

(c) LEGEND REMOVAL. Any legend on this Note, the Guarantee or any certificate evidencing CGHL Shares issued upon conversion of this Note, CTDC Shares issued upon exchange of this Note or any other securities issued in respect of any of the foregoing shall be removed and the Issuer or Parent, as applicable, shall issue to the holder of such security a new Note or certificate without such legend if (i) such security is registered under the Securities Act or (ii) such security can be sold pursuant to Regulation S under the Securities Act or (iii) such holder provides the Issuer and Parent, an opinion of legal counsel experienced in securities law that such security can be sold without restriction pursuant to Rule 144 under the Securities Act.

8. NOTICE.

All notices and other communications required or permitted under this Note must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

Holder: With a copy to:	[Name]
[Address]
[Address]
Attn: [Name]
Phone: [Phone]
Facsimile: [Fax Number]
Goodwin Procter LLP
135 Commonwealth Drive
Menlo Park, California 94025
United States of America
Attn: William Davisson
Phone: (650) 752-3100
Fax: (650) 853-1038
Issuer:	China Green Holdings Ltd. Unit 1903, 19/F, West Tower, Shun Tak Centre 168-200 Connaught Road, Central Hong Kong SAR, China Attn: Mr. Alan Li Phone: +852 3112 8461 Facsimile: +852 3112 8410
Parent:	China Technology Development Group Corporation
Unit 1903, 19/F, West Tower, Shun Tak Centre
168-200 Connaught Road, Central
Hong Kong SAR, China
Attn: Mr. Alan Li
Phone: +852 3112 8461
Facsimile: +852 3112 8410
With a copy to:	Scott Clemens Baker &McKenzie Suite 3401, China World Tower 2 China World Trade Center 1 Jianguomenwai Dajie Beijing 100004, PRC Phone: 86 10 6535 3971 Facsimile: 86 10 6505 2309

All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, on the fifth business day following mailing.

9. AMENDMENT OR WAIVER.

This Note may not be changed, discharged or terminated (except as expressly provided herein) without the written consent of the Issuer, the Guarantor and the Holder, and no provision hereof may be waived without the written consent of the Holder.

10. SUCCESSORS AND ASSIGNS.

This Note shall inure to the benefit of Holder and its successors and assigns. Subject to compliance with applicable securities laws, Holder may assign or negotiate this Note to any Person.

11. VOTING RIGHTS.

The Holder shall have no voting rights with respect to its interest as a holder of this Note, in regards to either Parent or Issuer, except as may otherwise be required by applicable law.

12. GOVERNING LAW.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts to be performed entirely within the State of New York.

(Signature Page Follows)

CHINA GREEN HOLDINGS LTD.

By:
Name: Alan Li
Title: Director

ATTACHMENT A

FORM OF NOTICE OF OPTIONAL CONVERSION

CHINA GREEN HOLDINGS LTD.

Unit 1903, 19/F, West Tower, Shun Tak Centre
168-200 Connaught Road, Central
Hong Kong SAR, China

To whom it may concern,

Reference is made to the convertible note, issued on May [     ], 2009, by you (the “Company”), and surrendered herewith (the “Note”). In accordance with the terms of the Note, the undersigned hereby elects to exercise the rights to convert [the entire] [$     out of the] outstanding principal amount of the Note into ordinary shares of the Company. Capitalized terms that are not defined herein shall have the meanings assigned to them in the Note.

By executing and delivering this notice, the undersigned acknowledges that it is aware that the underlying ordinary shares for which the Note may be converted (the “CGHL Shares”) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The undersigned understands that reliance by the Company on exemptions under the Securities Act is predicated in part upon the truth and accuracy of the statements made by the undersigned in this notice.

The undersigned represents and warrants that (1) it has such knowledge and experience in financial and business matters that it is able to evaluate the merits and risks of purchasing the CGHL Shares and to make an informed investment decision relating thereto, and (2) it is purchasing the CGHL Shares for its own account for investment and not with a view to the sale or distribution of all or any part of the CGHL Shares.

The undersigned understands that because the CGHL Shares have not been registered under the Securities Act, it must continue to bear the economic risk of the investment for an indefinite period of time and the CGHL Shares cannot be sold unless subsequently registered under applicable federal and state securities laws or an exemption from such registration is available.

The undersigned agrees that it will in no event sell, offer for sale, assign, transfer or otherwise dispose of all or any part of the CGHL Shares unless (1) there is an effective registration statement under the Securities Act and applicable state securities laws covering any such transaction involving the CGHL Shares, (2) such transaction is exempt from registration pursuant to Regulation S under the Securities Act, or (3) the Company and Parent receive an opinion of legal counsel experienced in securities law stating that such transaction is exempt from registration. The undersigned consents to the placing of a legend on its certificate for the CGHL Shares stating that the CGHL Shares have not been registered and setting forth the restrictions on transfer contemplated hereby and to the placing of a stop transfer order on the books of the Company and with any transfer agents against the CGHL Shares until the CGHL Shares may be legally transferred without restriction.

Name of Holder:

Signature of Holder:

Date:

ATTACHMENT B

FORM OF NOTICE OF OPTIONAL EXCHANGE

CHINA GREEN HOLDINGS LTD.

Unit 1903, 19/F, West Tower, Shun Tak Centre
168-200 Connaught Road, Central
Hong Kong SAR, China

To whom it may concern,

Reference is made to the convertible note, issued on May [     ], 2009, by you (the “Company”), and surrendered herewith (the “Note”). In accordance with the terms of the Note, the undersigned hereby elects to exercise the rights to exchange [the entire] [US$     out of the] outstanding principal amount of the Note for common stock of China Technology Development Group Corporation (the “Parent”). Capitalized terms that are not defined herein shall have the meanings assigned to them in the Note.

By executing and delivering this notice, the undersigned acknowledges that it is aware that the underlying common stock for which the Note may be exchanged (the “CTDC Shares”) have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws, except as provided in the Registration Rights Agreement. The undersigned understands that reliance by the Company on exemptions under the Securities Act is predicated in part upon the truth and accuracy of the statements made by the undersigned in this notice.

The undersigned represents and warrants that (1) it has such knowledge and experience in financial and business matters that it is able to evaluate the merits and risks of purchasing the CTDC Shares and to make an informed investment decision relating thereto, and (2) it is purchasing the CTDC Shares for its own account for investment and not with a view to the sale or distribution of all or any part of the CTDC Shares.

The undersigned understands that because the CTDC Shares have not been registered under the Securities Act, it must continue to bear the economic risk of the investment for an indefinite period of time and the CTDC Shares cannot be sold unless it is subsequently registered under applicable federal and state securities laws or an exemption from such registration is available.

The undersigned agrees that it will in no event sell, offer for sale, assign, transfer or otherwise dispose of all or any part of the CTDC Shares unless (1) there is an effective registration statement under the Securities Act and applicable state securities laws covering any such transaction involving the CTDC Shares, (2) such transaction is exempt from registration pursuant to Regulation S under the Securities Act, or (3) the Company and Parent receive an opinion of legal counsel experienced in securities law stating that such transaction is exempt from registration. The undersigned consents to the placing of a legend on its certificate for the CTDC Shares stating that the CTDC Shares have not been registered and setting forth the restrictions on transfer contemplated hereby and to the placing of a stop transfer order on the books of the Parent and with any transfer agents against the CTDC Shares until the CTDC Shares may be legally transferred without restriction.

The undersigned represents and warrants that as of the date of this notice the Holder of this Note beneficially owned      CTDC Shares. The undersigns acknowledges and agrees that the Parent will not issue CTDC Shares upon delivery of this Notice of Optional Exchange if the issuance of such CTDC Shares would result in a Change of Control, as defined in the Note.

Name of Holder:

Signature of Holder:

Date:

ATTACHMENT C

FORM OF INSTRUMENT OF TRANSFER

CHINA GREEN HOLDINGS LTD.

Unit 1903, 19/F, West Tower, Shun Tak Centre
168-200 Connaught Road, Central
Hong Kong SAR, China

FOR VALUE RECEIVED the undersigned sell(s), assign(s) and transfer(s) to:

(Please print or type name and address (including postal code) of transferee)

the enclosed Convertible Note (the “Note”) and all rights under the Note and the Guarantee (as defined in the Note), irrevocably authorizing China Green Holdings Ltd. (the “Company”) to record the transfer of the Note in the register maintained by the Company.

By signing this form of transfer: (a) the transferor acknowledges that, if it is an affiliate (as defined in Rule 405 of the Securities Act) of the Issuer, any sale of this Note by such Holder pursuant to Rule 144 under the Securities Act is subject to the conditions applicable to resale transactions by affiliates pursuant to Rule 144 under the Securities Act; and (b) the transferee represents and warrants to the Company that the transferee is (i) an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and that it is able to bear the economic risk of any investment in the Notes and/or (ii) located outside of the United States, is not a “U.S. Person” and it is not acquiring the Notes for the account or benefit of any U.S. Person, and it is purchasing the Notes in an “offshore transaction,” as such terms are defined in Rule 902 of Regulation S promulgated under the Securities Act; and that it has read and is aware of the legend appearing at the top of the Note.

Signature of transferor:

Name of transferor:

Date:

Signature of transferee:

Name of transferee:

Date: